ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
(Prepared by the management)

MARCH 31, 2009 AND 2008
(Stated in Canadian Dollars)

CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF OPERATIONS
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	March 31,	December 31,
	2009	2008

ASSETS

Current
Cash	$376	$894
Advances and prepaid expenses	1,084	1,084
Goods and services tax and Quebec sales tax recoverable	14,185	12,631
	15,645	14,609
Equipment, net of depreciation	1,935	2,064

	$17,580	$16,673

LIABILITIES

Current
Accounts payable and accrued liabilities	$157,427	$139,408
Amounts payable to related parties	457,346	428,752
	614,773	568,160

STOCKHOLDERS’ EQUITY

Capital Stock
Authorized:
100,000,000 common voting shares without par value
Issued:
76,831,894 common voting shares (Dec 31, 2007 – 76,831,894)	12,383,714	12,383,714

Additional paid in capital	3,035,356	3,035,356

Deficit accumulated during the exploration stage	(16,016,263)	(15,970,557)
	(597,193)	(551,487)

	$17,580	$16,673

Approved by the Board of Directors:

“Gregory F. Kennedy”	“Paul Shatzko”

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in Canadian Dollars)

	THREE MONTHS ENDED		June 16, 1995
			(inception)
	MARCH 31		To
			March 31,
	2009	2008	2009
	$	$	$
Expenses
Amortization	129	175	5,909
Consulting	-	15,000	268,235
Consulting – stock based compensation	-	-	2,713,558
Financing fee – stock based compensation	-	-	11,300
Interest expense and bank charges	72	131	13,889
Mineral property acquisition and exploration costs
(recovery)	-	(9,485)	10,932,187
Management fees	19,500	75,000	966,654
Office and sundry	8,574	3,937	491,816
Professional fees	17,272	8,068	410,544
Travel and promotion	159	4,170	269,333

Loss Before Taxes	(45,706)	(96,996)	(16,083,425)

Deferred tax recovery	-	-	67,162

Net Loss	(45,706)	(96,996)	(16,016,263)

Loss Per Share, basic and diluted	(0.01)	(0.01)

Weighted Average Common Shares Outstanding	7,698,191	7,698,191

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’
EQUITY(DEFICIT)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	1	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	1	1	-	-	(38,624)	(38,623)
Shares issued for cash	913,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	913,001	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	913,001	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	913,001	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	913,001	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	913,001	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	913,001	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related
party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	913,001	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for
mineral property	600,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	1,513,001	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for
cash at $2.20 per share	99,750	219,450	-	-	-	219,450
February 5, 2004 – deferred tax
recovery on 10,800 flow-through
shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash
at $4.04 per share	69,800	282,331	-	-	-	282,331
August 24, 2004 – stock options
exercised at $3.30 per share	10,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued
for cash at $1.80 per share
inclusive of 13,250 shares as
finders’ fees	294,800	510,876	-	-	-	510,876
August 24, 2004 – shares issued for
mineral property database at $3.90
per share	15,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned
on cancellation of escrow	(375,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’
EQUITY (DEFICIT)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2004,
carried forward	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for
overpayment in 2004 private			-
placement	-	(3,000)		-	-	(3,000)
March 21, 2005, shares issued for
property acquisition at
U.S. $3.00 per share	12,500	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares
issued at $2.00 per share	29,500	59,000	-	-	-	59,000
September, 2005, deferred tax
recovery on 29,500 flow-through
shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at
U.S. $1.50 per unit	55,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at
U.S. $1.10 per unit	127,500	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on
exercise of stock options at			-
U.S. $1.50 per share	25,000	44,147		-	-	44,147
Oct. 2005, shares issued on exercise
of warrants at $3.00 per share	5,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at
U.S. $1.50 per share inclusive of
20,000 shares finders’ fees	553,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to
related party	-	-	-	102,327	-	102,327
Obligation to issue shares	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	2,435,185	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for
property acquisition at a deemed
price of US $1.50 per share	4,888,889	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on
exercise of stock options at
US $1.50 per share	41,000	69,317	-	-	-	69,317
February 2006, shares issued on
exercise of warrants at $3.00
per share	74,450	223,350	-	-	-	223,350
March 7, 2006, shares issued for
property acquisition at
U.S. $3.60 per share	12,500	51,772	-	-	-	51,772
May 24, 2006, shares issued for
flow-through private placement
at US $2.50 per share	34,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on
exercise of warrants at US $2.50
per share	95,500	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow-
through private placement
at $2.30 per share	20,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 54,000
flow-through shares	-	(44,667)		-	-	(44,667)
Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’
EQUITY (DEFICIT)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006,
carried forward	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for
Property option payment at
US$3.00 per share deemed price	50,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for
options exercise at US$1.50 per share	5,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for
Private Placement at US$1.50 per share
net of finder’s fee of $4,537	26,667	41,647	-	-	-	41,647
Stock based compensation		-	-	113,074	-	113,074
April 3, 2007, shares issued for
Options exercise at US$1.50 per share	5,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt			-
at US$2.00 per share	10,000	23,306		-	-	23,306
Loss for the year		-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	7,698,191	12,383,714	-	3,035,356	(15,555,717)	(136,647)
Loss for the year		-	-	-	(414,840)	(414,840)
Balance, December 31, 2008	7,698,191	12,383,714	-	3,035,356	(15,970,557)	(551,487)
Loss for the period		-	-	-	(45,706)	(45,706)
Balance, March 31, 2009	7,698,191	12,383,714	-	3,035,356	(16,016,263)	(597,193)

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

			June 16, 1995
	THREE MONTHS ENDED		(inception)

	MARCH 31		To

	2009	2008	March 31, 2009
		$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(45,706)	(96,996)	(16,016,263)
Adjustments to reconcile net loss to net cash from
operating activities:
Amortization	129	175	5,909
Stock based compensation	-	-	2,724,858
Shares issued for exploration and mineral property
Acquisition costs	-	-	9,030,361
Shares issued for debt	-	-	23,306
Deferred tax recovery	-	-	(67,162)

Changes in non-cash operating working capital items:
Advances and prepaid expenses	-	(10,000)	(1,084)
Goods and Services Tax and Quebec sales tax recoverable	(1,554)	15,801	(14,185)
Accounts payable and accrued liabilities	18,019	55,300	157,427
Amounts payable to related parties	28,594	43,476	760,344
NET CASH FLOWS USED IN OPERATING ACTIVITIES	518	7,756	(3,396,489)

CASH FLOWS USED IN INVESTING ACTIVITIES
Equipment	-	-	(7,845)
NET CASH FLOWS USED IN INVESTING ACTIVITIES	-	-	(7,845)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds on sale of common stock	-	-	3,404,710
NET CASH FLOWS FROM FINANCING ACTIVITIES	-	-	3,404,710

INCREASE (DECREASE) IN CASH	(518)	7,756	376
CASH, BEGINNING OF PERIOD	894	2,239	-

CASH, END OF PERIOD	376	9,995	376

The accompanying notes are an integral part of these consolidated financial statements.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND 2008
(Stated in Canadian Dollars)

1.	BASIS OF PRESENTATION

The interim financial statements of Entourage Mining Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2008. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2008.

2.	DORAN (Quebec) PROPERTY

i) By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 750,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

a.	$35,000 and 125,000 common shares within ten business days of the date of approval of the agreement (paid and issued);

b.	$35,000 and 125,000 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred);

c.

$75,000 (paid in 2007) and 250,000 common shares on or before March 15, 2007 (issued in 2007- Note 2 iv)); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 2 iii)); and

d.

$75,000 (paid in 2008 by Abbastar – Note 2 v)) and 250,000 common shares on or before March 15, 2008 (issued in 2007 – Note 2 iv)); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar).

ii) The property interest is subject to a 2.5% NSR. The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

iii) On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and expending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the Net Smelter Royalty on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by expending $500,000 on or before February 13, 2008 (spent);
15% additional interest by expending an additional $1,000,000 on or before February 13, 2009;
15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

iv) In consideration for the Doran Property vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of shares (500,000) due to the Doran Property vendor on March 12, 2007.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND 2008
(Stated in Canadian Dollars)

2.	DORAN (Quebec) PROPERTY (continued)

v) On March 15, 2008, after the final payment of $75,000 was made by Abbastar on behalf of the Company, the Company became the owner of the Doran Property with 20% interest earned by Abbastar by spending $500,000 on the property. The completion of the 2008 fall exploration program, by Abbastar, earned Abbastar an additional 15% interest in the Doran property as outlined above.

3.	CAPITAL STOCK

	a)	Issued Shares

There were no share transactions during the three months ended March 31, 2009. Effective March 6, 2009 the Company's completed a reverse split of its shares of common stock at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split.

There were 7,698,191 shares issued and outstanding on March 31, 2009.

	b)	Stock Options

During the three months ended March 31, 2009 no stock options were granted, repriced or exercised exercised. However, all the outstanding stock options (639,000 in total) expired during the three months ended March 31, 2009. On March 31, 2009 there were no stock options outstanding.

	c)	Warrants

On March 31, 2009 there were no warrants outstanding.

4.	RELATED PARTY TRANSACTIONS

During the period ended March 31, 2009, the Company incurred $19,500 (2008 – $75,000) for management fees to directors and a company controlled by an officer of the Company.

Amounts payable to related parties at March 31, 2009 of $457,346 (December 31, 2008 - $428,752) is to directors, officer and a company controlled by an officer.

The transactions with related parties have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

5.	CONTINGENCY

On August 27, 2007, in the Supreme Court of British Columbia, the Company filed a Writ of Summons and Statement of Claim against CMKM and 1010 seeking to have the Court put aside the Mineral Property Option and Assignment Agreements (the “Agreements”) among the parties dated October 20, 2005 for the Hatchet and Smeaton properties.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2009 AND 2008
(Stated in Canadian Dollars)

5.	CONTINGENCY (continued)

As consideration for the Agreements the Company had issued 4,888,889 post-reverse split shares of common stock (the “Consideration Shares”) of the Company’s capital to acquire a 50% interest in certain mineral claims prospective for uranium (Hatchet Lake) and an 80% interest in certain mineral claims prospective for diamonds (Smeaton Property) all located in the Province of Saskatchewan.

Of the 4,888,889 Consideration shares, 1,500,000 shares were paid for the Hatchet Lake property and 3,388,889 shares were paid for the Smeaton property. Furthermore 388,889 shares of the Smeaton Consideration Shares were paid to the property vendor, 1010 and the remaining 4,500,000 shares were paid to CMKM with the proviso that these shares were to be distributed to the CMKM shareholders.

In seeking to have the Agreements set aside, the Company claims that CMKM has breached the terms of the Agreements by not distributing the 4,500,000 shares to the CMKM shareholders as required by the Agreements; as well, the Company is seeking to have 1010 return the 388,889 shares as the Company contends that 1010 is in breach by not completing work on the Smeaton property in a workmanlike fashion by providing preliminary budget submissions, daily drill records and general field information as is the industry standard. As well, the Company contends that 1010. failed to provide documentation requested by the Company to have a NI 43-101 compliant report completed on the Smeaton property.

In 2005 and early 2006, the Company advised 1010, the Operator of the Property, that it would not participate in any exploration by 1010 unless the exploration was conducted in accordance with NI 43- 101 standards and mining best practices. 1010 nevertheless proceeded to perform work on the property and, on March 26, 2006, sent invoices to the Company totaling $280,000 which the Company has disputed.

In October 2008, attorneys for the Company and 1010 prepared settlement papers to settle ongoing lawsuits. CMKM has signed these documents and the parties agreed to keep the details and all negotiations confidential until an agreement is finalized. Currently, CMKM and 1010 are waiting for the Company to uphold and fulfill its end of the proposed agreement.

The outcome of the above legal proceedings is presently not determinable and no provision for loss or recovery has been accrued to date pending finalization of a formal settlement agreement.

6.	SUBSEQUENT EVENT

Subsequent to the year end, the Company commenced a private placement of up to 6,000,000 units at a price of $0.15 per unit. Each unit consists of one share and one share purchase warrant exercisable at $0.20 per share for a period of 12 months. As at May 29, 2009 the Company has received share subscription of $130,000 USD.